United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of March 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES PAYS OFF OUTSTANDING

MACQUARIE LOAN OF US$17.5 MILLION

SPOKANE, WASHINGTON – March 16, 2009 – Minera Andes Inc. (the “Corporation” or “Minera Andes,” TSX: MAI and US OTC: MNEAF) announces that it has repaid in full the Corporation’s indebtedness to Macquarie Bank Limited (“Macquarie”), of Australia. The aggregate indebtedness was US$17.5 million, which consisted of a loan of US$7.5 million due on or about March 7, 2009, and a loan of US$10 million due in September 2009. The Corporation no longer has any bank debt.

With the repayment of the indebtedness to Macquarie and the payment of US$11.3 million to satisfy the cash call made in respect of the Corporation’s 49% interest in the producing San José gold/silver mine operated by Minera Santa Cruz, S.A., the Corporation has met its current financial obligations.  As previously announced San José is forecast to produce approximately 7.5 million ounces of silver and 95,000 ounces of gold in 2009.

Allen V. Ambrose, President and CEO of Minera Andes said, “We are pleased to report that, with the completion of the private placements of C$40 million from Rob McEwen, we have paid off our bank debt and cleaned up our balance sheet. With the company’s financial condition improved, management will be able to focus on increasing shareholder value by increasing its exploration drilling activities on its high potential 100 percent owned prospects in the San Cruz province of southern Argentina.”

The funds for the payment of the cash call and repayment of the indebtedness to Macquarie were obtained via private placements with Mr. Robert R. McEwen, a director of Minera Andes and the company’s largest shareholder. Mr. McEwen purchased 40 million shares of Minera Andes for C$40 million (C$1.00 per share). The details of the private placements with Mr. McEwen have been the subject of previous news releases by Minera Andes.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds approximately 304,000 acres of mineral exploration land in Argentina. Minera Andes holds a 49 percent interest in the San José Project, an operating gold and silver mine. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program has defined a resource and a preliminary assessment has been completed. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The corporation presently has 230,518,851 common shares issued and outstanding.

This news release is submitted by Allen V. Ambrose, President and CEO of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statement and information.  The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:  /s/ Allen V. Ambrose

Allen V. Ambrose, President and Chief Executive Officer

Dated:  March 17, 2009